                                                                 EXHIBIT 4(b)(i)

           THE NATIONAL GRID GROUP PLC AND NATIONAL GRID COMPANY PLC

                                      AND

                                  EDWARD ASTLE

                               DATED 27 JULY 2001

                               -----------------
                               SERVICE AGREEMENT
                               -----------------

                                INDEX TO CLAUSES

CLAUSE NO           TITLE                           PAGE NO
1.             Appointment and Term                    3
2.             Duties                                  3
3.             Salary                                  4
4.             Pension                                 5
5.             Insurance Benefits                      5
6.             Professional Fees                       5
7.             Car                                     5
8.             Expenses                                6
9.             Holidays                                6
10.            Sickness and Injury                     6
11.            Code of Corporate Governance            7
12.            Interests in other Businesses           7
13.            Confidentiality                         8
14.            Protection of Interests of Company      9
15.            Termination                            10
16.            Waiver of Rights                       12
17.            Discipline and Grievances              12
18.            Inventions                             12
19.            Interpretation                         13
20.            Entire Contract Continuity
                 and Conditionality                   14
21.            Notices                                14
22.            Jurisdiction                           14

THIS SERVICE AGREEMENT DATED 27 JULY 2001 IS BETWEEN:-

THE NATIONAL GRID GROUP PLC (THE "COMPANY") AND THE NATIONAL GRID COMPANY PLC whose registered offices are at 15 Marylebone Road, London NW1 5JD and National Grid House, Kirby Corner Road, Coventry, CV4 8JY respectively (the "Companies") AND MR. EDWARD ASTLE, Bailey's Farmhouse, Chatham Green, Essex CM3 3LE.

1.   APPOINTMENT AND TERM

1.1 You will be employed by the Company as a Director and will perform such duties as may be assigned to you from time to time in accordance with Clause 2. Your current job title is Group Director, Telecommunications, National Grid Group and you will report to the Group Chief Executive.

1.2 Your appointment to this post will be effective from 1st September 2001 and will continue, subject to and in accordance with the provisions of this contract, until terminated:-

     (a) by the Companies in accordance with Clause 15;

     (b) by the Companies giving you not less than twelve months' notice (24 months for the first year, declining on a straight line basis in the second year to 12 months);

     (c) by you giving the Companies not less than twelve months' notice.

1.3 In accordance with the Company's Articles of Association, your appointment is subject to ratification by shareholders in General Meeting.

2.   DUTIES

2.1  During the continuance of your employment, you will:-

     (a) perform such duties as may from time to time be reasonably assigned to you whether those duties relate to the business of the Company or to the business of any of its Subsidiaries or Associates (including the holding of offices therein);

     (b) in all respects comply with all lawful directions given by or under the authority of the Company;

     (c) use your best endeavours to promote, develop and extend the business and the interests of the Company and any of its subsidiaries;

     (d) unless prevented by sickness or injury and except during holidays, devote the whole of your time, attention and ability during your hours of work to the performance of your duties under this Contract;

     (e) act only in accordance with the Memorandum and Articles of Association of the Company or of the relevant Associate or Subsidiary in the Company; and

     (f) keep the board of directors of the Company (and, where applicable of the relevant Group company) promptly and fully informed (in writing if so requested) of your conduct of the business or affairs of the Company and provide such explanations as they may require.

2.2 Your normal hours of work total 37 hours per week. However, you will be expected to work such other hours as may reasonably be required for the proper performance of your duties and you will not be entitled to receive additional remuneration for work over and above normal hours. In line with the Working Time Regulations, you will not be required to work more than an average of 48 hours per week.

2.3 You will be based at the Group Headquarters at 15 Marylebone Road, London NW1 5JD.

2.4 The Company reserves the right (as far as it is reasonable to do so and after giving you reasonable notice of the change) to relocate your main place of work to (or to require you to perform some of your duties from or to post you temporarily to) any of its UK offices.

3.   SALARY

3.1 During the continuance of your employment (subject to Clause 10.2), you will be entitled to a salary at the rate of L10,000 per annum (or such higher rate as may from time to time be agreed between the parties).

3.2 Your salary will accrue from day to day, be payable by equal monthly instalments on or before the last day of each month, and be inclusive of any remuneration to which you may be, or become entitled as a holder of any office in the Company or any other company for the time being in the Company.

3.3 The salary referred to in Clause 3.1 above shall be reviewed annually. The current review date is 1 April and your salary will be reviewed for the first time in April 2002.

3.4 The remuneration of senior staff is linked to the Company's and their own performance and you will be covered by these arrangements. This includes performance management principles and clear and agreed performance targets and objectives for each year which will be discussed and agreed with you by the Group Chief Executive. Following assessment of performance against these targets an annual bonus, currently of up to 60% may be payable in June following the relevant year end. The performance year is 1 April to 31 March and your first participation in this bonus will commence 1st September 2001 and will be pro-rated for the period to 31 March 2002. From 1st September 2001 until 31 March 2002 you will also be covered by a special bonus. Details of this, together with the fundamental considerations underpinning the subsequent special bonus plans, are set out in Schedule 1.

4.        PENSION

4.1 In this Clause the "ESPS" means the Electricity Supply Pension Scheme and words used in this Clause have the same meaning as they have under the provisions of the ESPS.

4.2 Subject to the terms and conditions (both statutory and non-statutory) in force from time to time in respect of the ESPS Group in which the Companies participate or of which it is Principal Employer, you will be eligible (but not obliged) to be a Member of the ESPS. You will also be entitled to enhanced pension arrangements as set out in
          Schedule 2 to this contract.

4.3 As a member of the ESPS a Contracting-out certificate is in force in respect of your employment.

5.        INSURANCE BENEFITS

5.1 The Company will, during your employment, provide you and, if appropriate, your partner and dependent children with cover under a private medical expenses insurance scheme. This scheme is maintained from time to time by the Company for its employees, and cover is subject to and in accordance with the rules of such scheme which may be reviewed from time to time.

5.2 The Company will, during your employment, provide you with personal accident insurance cover, subject to and in accordance with the rules from time to time of the relevant scheme, current details of which are available from Group Human Resources.

5.3 The Company will provide Permanent Health Insurance to you whilst you are employed under this Contract until 1 September 2006, subject to underwriting by our insurers. At that time you will be eligible for ill health provisions of ESPS.

6.        PROFESSIONAL FEES

6.1 The Company will reimburse you in full for subscriptions for any professional memberships which, in its opinion, are relevant to your employment.

7.        CAR

7.1 You will be provided with a car allowance OR a car of suitable age, make, model and specification during the continuance of your employment in accordance with the policy laid down by the Company from time to time and the Company shall pay all standing and running costs relating to it (including the cost of fuel for private mileage) but NOT any taxable benefit arising. You shall comply with all rules laid down by the Company in relation to Company vehicles, notify the Company immediately of any accident involving your car and of any charge brought against you for a motoring offence and, unless otherwise agreed, shall return the car to your place of work forthwith on termination of your employment.

8.        EXPENSES

8.1 You will be reimbursed with all reasonable travelling, hotel and other expenses properly incurred by you in the performance of your duties under this Contract, subject to you providing the Company with receipts or other evidence as shall be required, of payment of the said expenses. The Company will also, during your employment, reimburse line rental and cost of business calls in respect of your home telephone.

9.        HOLIDAYS

9.1 You will be entitled, on a pro-rata monthly basis, to 31 working days' holiday without loss of pay in each Holiday Year to be taken at such times as may be approved in advance by the Group Chief Executive. Holidays may not be carried forward from one Holiday Year to the next. No payment will be made by the Company during the continuance of this Contract in lieu of holidays not taken.

9.2 Upon termination of this Contract, if (in the opinion of the Company) its business needs have prevented you from taking your holiday entitlement, you shall be entitled to payment (at the rate of 1/260th of your annual salary for each day) in lieu on a pro rata basis for any holidays not taken which have accrued in the Holiday Year up to the Date of Termination. However, if appropriate, the Company shall be entitled to deduct from your final salary instalment an amount equal to 1/260th of your salary for each day's holiday taken prior to the Date of Termination in excess of your proportionate entitlement.

10.       SICKNESS AND INJURY

10.1 If you are absent from work as a result of sickness or injury you will:-

          (a) notify the Company by telephone on the first day of your absence or in the event of being unable to do so, as soon as practicable thereafter;

          (b) if the period of absence is less than 8 consecutive calendar days, submit to the Company on your return a certificate of sickness completed by yourself;

          (c) if it is 8 consecutive calendar days or more, submit to the Company without delay a medical certificate signed by a practising medical practitioner in respect of each week of absence after the first;

     (d) you will, on request by the Company, allow yourself to be examined by the Company doctor who shall report to the Group Chief Executive as appropriate.

10.2 You will, subject to compliance with sub-clause 10.1 above and to Clause 15 below, be entitled to:-

     (a) payment of salary at the full basic rate and maintenance of other contributions and benefits contractually provided by the Company (less any social security or other benefits payable to you) during any period of absence from work as a result of sickness or injury up to a maximum of a continuous period of 180 days or for an aggregate of 130 working days in any 12 consecutive months;

     (b) payment of salary at half the full basic rate in addition to other contributions and benefits (less any social security or other benefits payable to you) during any such periods of absence in excess of a continuous period of 180 days or for an aggregate of 130 working days in any 12 consecutive months;

     but you will not be entitled to any payment of salary or maintenance of benefits during any absence in excess of 12 months.

10.3 The Company will pay statutory sick pay, where appropriate, in accordance with the legislation in force at the time of absence, and any payment of salary in accordance with Clause 10.2 will go towards discharging its liability to pay statutory sick pay.

11.  CODE OF CORPORATE GOVERNANCE

11.1 The National Grid Group plc's Code of Corporate Governance provides for you, in furtherance of your duties as a Director of the Company, to take independent professional advice, if necessary, at the Company's expense. The Chairman or the Group Company Secretary should be notified if this step is taken, which should only be taken in the best interests of the Company.

11.2 As a Director of the Company you are, of course, bound by the provisions of the Companies Act and the Stock Exchange Listing Requirements, the details of which are available from the Group General Counsel and Company Secretary. If at any point you are uncertain as to the interpretation of such provisions you must seek the advice of the Group Chief Executive.

12.  INTERESTS IN OTHER BUSINESSES

12.1 You shall disclose promptly in writing to the Company all your interests and those of your spouse and dependent children, in any business other than the business of the Company and its Subsidiaries and Associates and, save with the written consent of the Company (such consent not to be unreasonably withheld), you will not during the continuance of your employment accept any public office nor will you hold any directorship nor will you be engaged or interested (except as the holder for passive investment purposes of any shares or other securities quoted or dealt in on a recognised stock exchange not exceeding, in any case, 3 per cent of the class of securities of the company concerned) either directly or indirectly in any business or commercial occupation other than the business of the Company and its Subsidiaries and Associates.

12.2 You shall comply where relevant with every rule of law, every regulation of The Stock Exchange and every regulation of the Company from time to time in force including compliance with the spirit as well as the letter of the rules for the time being applicable to the relevant stock exchanges on which shares of the Company are for the time being listed or traded. In relation to overseas dealings, you will also comply with all laws of the state and all regulations of the stock exchange, market or dealing system in which such dealings take place; and you will not (and will procure so far as you are able that your spouse and children do not) deal or become or cease to be interested (within the meaning of Part 1 of Schedule XIII to the Companies Act 1985) in any securities of the Company except in accordance with any rules or guidelines from time to time relating to securities transactions by senior executives of the Company.

13.  CONFIDENTIALITY

13.1 You will not during the continuance of your employment or afterwards (unless authorised to do so by the Company or by a court of competent jurisdiction) directly or indirectly:-

     (a)  use for your own benefit or the benefit of any other person; or

     (b)  disclose to any person,

     any trade secrets or other confidential information relating to the business, affairs, finances, products or processes of the Company and/or any of its Subsidiaries or Associates ("Confidential Information").

13.2 The restriction in this Clause will not prevent you after the Date of Termination, from using for your own or another's benefit, any Confidential Information which:-

     (a) by virtue of your employment, becomes part of your own skill and knowledge; and

     (b) apart from the provisions of this Contract, could lawfully be used by you for that purpose, and in this respect you acknowledge without limitation the restrictions in Section 57 of the Electricity Act 1989.

13.3 During your employment, you will not:-

          (a) directly or indirectly solicit, receive or obtain any discount, rebate, commission or other inducement (whether in cash or in kind) which is not authorised by regulations or guidelines from time to time governing dealings by executives on behalf of the Company, or, if you do, you will account immediately to the Company for the amount so received;

          (b) except in the proper course of your duties under this Agreement remove from Company premises or copy or allow others to copy (or transmit by fax, e-mail or other means) the contents of any document, computer disk, tape or other tangible item which contains any Confidential Information or which belongs to the Company; or

          (c) at any time make any untrue or misleading statement relating to the Company, or any of its Subsidiaries or Associates.

14.       PROTECTION OF INTERESTS OF COMPANY

14.1 During the period of 12 months after the Date of Termination, you will not directly or indirectly offer employment to or solicit or entice away or endeavour to entice away from the Company, or any of its Subsidiaries or Associates, any person who is and was, at any time during the period of two years prior to the Date of Termination, employed or engaged by the Company or any of its Subsidiaries or Associates in a senior management, senior technical or senior sales position and who, by reason of such position, possesses any Confidential Information or is likely to be able to solicit the custom of any customer of the Company, or its Subsidiaries or Associates.

14.2 After the Date of Termination you will not represent yourself or permit yourself to be held out as being in any way connected with or interested in the business of the Company; and after such date you will not represent yourself or permit yourself to be held out as being in any way connected with the business of any of the Subsidiaries or Associates of the Company, except if and for so long as you remain an employee of that Subsidiary or Associate.

14.3 It is your obligation to ensure you take no action and make no statement (or omit to take any action or make any statement) which constitutes unlawful discrimination whether under the Equal Pay Act 1970, the Sex Discrimination Act 1975, the Race Relations Act 1976, the Trade Union and Labour Relations (Consolidation) Act 1992, the Disability Discrimination Act 1995 or otherwise.

14.4 You are required to comply with the provisions of the legislation on health and safety and working conditions. You are further required to do your utmost to ensure that the Company, and any of its Subsidiaries or Associates, comply with such health and safety legislation, all legislation concerning their areas of activity and generally with all legal obligations affecting the Company, or any of its Subsidiaries or Associates.

14.5 In this Clause references to acting directly or indirectly include (without prejudice to the generality of that expression) references to acting alone or jointly with or by means of any other person, firm or company.

15.       TERMINATION

15.1 At any time after notice to terminate your employment has been served or received by the Company, the Company may:-

          (a) require you to return to the Company any documents, computer disks and tapes and other tangible items in your possession or under your control which belong to the Company or which contain or refer to any Confidential Information; and/or

          (b) require you to delete all Confidential Information from any computer disks, tapes or other re-usable material in your possession or under your control and destroy all other documents and tangible items in your possession or under your control which contain or refer to any Confidential Information; and/or

          (c) for such period as it considers reasonable ending no later than the expiry of such notice suspend you from the performance of all or any of your duties under this Agreement; and/or

          (d) appoint a replacement to hold the same or similar job title as you and/or to carry out all or any of your duties instead of you; and/or

          (e) for such period as it considers reasonable ending not later than the expiry of such notice exclude you from all or any premises of the Company or its Subsidiaries or Associates; and/or

          (f) for such period as it considers reasonable ending no later than the expiry of such notice require you not, without its prior consent, to engage in any contact (whether or not at your own instance) with any customer, supplier, employee, director, officer or agent of any company in the Company which touches and concerns any of the business affairs of the Company.

15.2 Without prejudice to the Company's right to summarily dismiss you for gross misconduct, the Company will be entitled to terminate your employment without notice if you:-

          (a) commit a serious or persistent breach of any term of this Contract;

          (b) commit any act of dishonesty or engage in any conduct (in either case whether or not in the course of your employment) which, in the opinion of the Company, causes or is likely to cause your continued employment to be detrimental to the interests or reputation of the Company, or any of its Subsidiaries or Associates;

      (c)   become bankrupt or compound with your creditors; or

      (d) are convicted of any arrestable criminal offence (other than an offence under road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed).

15.3 If you are incapacitated by sickness (including mental disorder) or injury from carrying out your duties under this Contract for a continuous period of 180 days or for an aggregate of 130 working days in any 12 consecutive months, the Company will be entitled, notwithstanding Clause
      10.2 or your entitlement at that time to sick pay or benefits under the Company's permanent health insurance scheme, to terminate this Contract by not less than 6 months' written notice given within 6 months after the end of the 180 or (as the case may be) 130 working days.

15.4 When requested to do so during the currency of any notice to terminate your employment given or received by you and, in any event, on the Date of Termination you will promptly:

      (a) resign (if you have not already done so) from all offices held by you in the Company and its Subsidiaries and Associates;

      (b) deliver up (if you have not already done so) to the Company all lists of customers, correspondence, documents, discs, tapes, data listing, codes, designs, drawings and all other materials and property belonging to the Company or any of its Subsidiaries or Associates which may be in your possession or under your control, including any copies;

      (c) confirm in writing that you no longer have in your possession, custody or power any property of or relating to the business of the Company and that you have not retained or made any unauthorised copy (whether in documentary or electronic form) of any data which contains or refers to any Confidential information; and

      (d) deliver up to the company forthwith any car provided under this Contract; and you hereby irrevocably authorise the Company to appoint someone as your attorney to act in your name and on your behalf to execute all documents and do all things necessary to effect the resignations referred to above, in the event of your failure to do so within 7 days of your being so requested or of the Termination Date (as the case may be).

15.5 On serving or receiving notice to terminate this Contract or at any time thereafter during the currency of such notice the Company reserves the right in its absolute discretion to pay to you your salary (at the rate then payable under Clause 3.1 hereof) in lieu of your entitlement to notice.

15.6 Any termination of your employment will be without prejudice to your continuing obligations under this Agreement.

16.   WAIVER OF RIGHTS

16.1  If:

      (a)   your employment is terminated:

            i by reason of the liquidation of the Company for the purpose of amalgamation or reconstruction; or

            ii as part of any arrangement for the amalgamation of the undertaking of the Company not involving liquidation or for the transfer of the whole or part of the undertaking of the Company to any of its Subsidiaries or Associates, and

      (b) you are offered employment of a similar nature with the amalgamated or reconstructed or transferee company on terms not generally less favourable to you than the terms of this Contract;

      you will have no claim against the Company under this Contract in respect of that termination.

17.   DISCIPLINE AND GRIEVANCES

17.1 As a Director of the Company, you are expected to conduct yourself in a thoroughly professional manner at all times. A copy of the Employee Rules of the Company for the time being in force, which apply to you by virtue of your employment hereunder but which do not form part of your terms and conditions of employment, can be obtained from Group Human Resources.

18.   INVENTIONS

18.1 If at any time during the continuance of your employment you, whether alone or with any other person, make, discover or produce any invention, process, development or design which relates to, or affects, or in the opinion of the Company is capable of being used or adapted for use in or in connection with, the business or any product, process or intellectual property right of the Company or any of its Subsidiaries or Associates:

      (a) the invention, process, development or design will be the absolute property of the Company (except to the extent, if any, provided otherwise by Section 39 of the Patents Act 1977); and

      (b)   you will immediately disclose it to the Company in writing.

18.2 You will, if and when required to do so by the Company (whether during the continuance of your employment or afterwards), and at its expense:

      (a) apply, or join with the Company, or any of its Subsidiaries or Associates in applying for letters patent or other protection in any part of the world for any invention, process, development or design to which Clause 18.1 above applies;

      (b) execute or procure to be executed all instruments, and do or procure to be done all things, which are necessary for vesting such letters patent or other protection in the Company or any other company, or subsequently for renewing and maintaining the same in the name of the Company or its nominee; and

      (c) assist in defending any proceedings relating to, or to any application for, such letters patent or other protection.


18.3 In relation to each and every copyright work or design which relates either directly or indirectly to the business of the Company, or any of its Subsidiaries or Associates (a "Group Work") which you (jointly or alone) originate, conceive, write or make at any time during the period of your employment:-

      (a) you will promptly disclose such Group Work to the Company. Group Works made wholly outside your normal working hours which are wholly unconnected with your employment are not Group Works;

      (b) you hereby assign to the Company by way of future assignment all copyright, design right and other proprietary rights (if any) throughout the world in such Group Work;

      (c) you hereby irrevocably and unconditionally waive in favour of the Company any and all moral rights conferred on you by Part 1 of the Copyright Designs and Patents Act 1988 in relation to any such Group Works;

      (c) you acknowledge that, for the purposes of the proviso to Section 2(1) of the Registered Designs Act 1949 (as amended by the Copyright Designs and Patents Act 1988), the covenants on the part of you and the Company will be treated as good consideration and, for the purposes of that Act, the Company will be the proprietor of any design which forms part of the Group Works.

19.   INTERPRETATION

      In this Contract:-

19.1 "Associate" means a body corporate which for the time being has not less than 20 per cent of its equity share capital beneficially owned by the Company;

19.2 "Date of Termination" means the date upon which your employment under this Agreement terminates or, where so notified by the Company, the date with effect from which the Company exercises its right to suspend you under Clause 15.1(c);

19.3 "Holiday Year" means each 12 month period commencing 1st February and ending 31st January;

19.4 "Subsidiary" has the meaning attributed to it by Section 736 of the Companies Act 1985 and "equity share capital" has the meaning attributed to it by Section 744 of the Companies Act 1985;

19.5 unless otherwise stated and except in Clause 20 below, a reference to "your employment" is to your employment by the Companies under this Contract;

19.6 unless the context otherwise requires, words in the singular include the plural and vice versa, and a reference to a person includes a reference to a body corporate and to an unincorporated body of persons;


19.7 a reference to a statute or statutory provisions includes a reference to that statute or provision as from time to time modified or re-enacted.

20.    ENTIRE CONTRACT CONTINUITY AND CONDITIONALITY

20.1 Except as otherwise expressly provided by its terms and for any detailed rules (not being inconsistent with the express terms hereof) from time to time laid down by the Company, this Contract, together with its two Schedules and the covering letter dated 27 July 2001, represents the entire understanding, and supercedes any previous agreement between the parties in relation to your employment by the Company, its Subsidiaries or Associates.

21.    NOTICES

21.1 Any notice to be given under this Contract will be in writing and will be deemed to be sufficiently served by one party on the other if it is either delivered personally or is sent by prepaid first class post and addressed to the party to whom it is to be given, in the case of yourself, at your last known residence and in the case of the Company, at its registered office, and any such notice if so posted will be deemed to have been served on the day (excluding Sundays and public holidays) following that on which it was posted.

22.    JURISDICTION

22.1 This Contract shall be governed by and interpreted in accordance with the laws of England and Wales and each of the parties submits to the jurisdiction of the English and Welsh courts as regards any claim or matter arising under this Contract or as a direct result of your employment by the Company.

Signed for and on behalf of
The National Grid Group plc and The National Grid Company plc

Signed  /s/ [Illegible]
        ------------------

Date    27/7/01
        ------------------

I accept employment with the National Grid Group plc and The National Grid Company plc on the terms and conditions contained in this Service Agreement.

Signed  /s/ [Illegible]
        ------------------

Date    27/7/01
        ------------------

SCHEDULE 1

         THE NATIONAL GRID GROUP PLC AND THE NATIONAL GRID COMPANY PLC

                SPECIAL BONUS PLAN ARRANGEMENTS AND OTHER ITEMS

                                  EDWARD ASTLE

This Schedule, should be read in conjunction with the Service Agreement between the National Grid Group plc and National Grid Company plc ("the Company") and Edward Astle.

1. SPECIAL BONUS SCHEME:

     You will participate in a special bonus scheme that will cover an initial Review period followed by the ongoing Delivery period.

     a) TO 31 MARCH 2002: REVIEW PERIOD:

     In addition to the annual performance bonus that applies to all Executive Directors, there will be an enhanced bonus delivering Pound Sterling 100,000 covering the period ending 31 March 2002. This bonus will be contingent on completing the telecommunications strategic review and gaining Board approval both for the review and for the business plans that result from the review.

     b) POST 31 MARCH 2002: DELIVERY PERIOD:

     When the strategy and business plans have been agreed, the Company will be in a much better position to set out a specific structure regarding incentives that reflect achievement and the realities of the telecommunications market.

     There are certain fundamental considerations that will underpin whatever structures are put in place.

     i) The special scheme will be in addition to the various incentive schemes that apply to the other Group Executive Directors.

     ii) Maximum achievement will deliver 100% of base salary on an annualised basis.

     iii) Target achievement will deliver about 66% of base salary on an annualised basis.

     iv) Assessment of achievement against targets will be determined by the Remuneration Committee.

     v) The special scheme will be structured in the way that best supports the achievement of whatever business objectives are agreed. The special scheme might be structured as an annual or



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          as a long-term plan (which may be a phantom option plan). If a long-term plan is set up, shareholder approval would need to be sought.

     If we are unable to draw up a mutually acceptable special scheme then the Company would recognise the importance of the telecommunications portfolio to enhancing NGG shareholder value by granting an increased multiple of share options for an additional two years after the initial grant. This multiple would be 3 times annual base salary.

2. IPO/DIVESTMENT

     An additional special bonus, recognising your personal contribution, will be paid in the event of an IPO or any divestment - subject to the transaction(s) significantly enhancing shareholder value. The Remuneration Committee will decide on the exact level of bonus - but an award of up to two times base salary would be envisaged for a successful and significant transaction. Corporate Finance will develop a method of calculating potential awards up to this level.

3. TERMINATION OF SERVICES, BY THE COMPANY, FOR REASONS UNRELATED TO YOUR PERFORMANCE AND OUTSIDE YOUR CONTROL

     i) In the event of termination you would have contractual notice which initially is for two years.

     ii) The special bonus (1(a) above) would still be paid in the event of termination on or before 31 March 2002.

     iii) For a termination after 31 March 2002 the Company would recommend to the Remuneration Committee that the

          a) Annual Bonus be paid in line with actual achievement against objectives for the pro-rated period to actual date of departure PLUS an amount equal to 50% of the outstanding notice period assessed at target achievement.

          b) Special Bonus (see 1(b) above) be paid in line with actual achievement against objectives for the pro-rated period to actual date of departure.

     iv) Notwithstanding 3 (iii)(a) and (b) above, the Remuneration Committee will be able, at its discretion, to determine whether any additional payment should be made, having regard to the circumstances prevailing at the time.

     v) The Remuneration Committee would have the discretion to grant a period of time wherein you could exercise National Grid Group Executive Share Options.

     vi) The above terms regarding termination of services will remain in force for the first three years of your employment. Thereafter termination terms will revert to those applicable to the other Executive Directors.



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SCHEDULE 2

         THE NATIONAL GRID GROUP plc and THE NATIONAL GRID COMPANY plc

          SUMMARY OF ENHANCED PENSION AND LIFE ASSURANCE ARRANGEMENTS

                                  EDWARD ASTLE

This summary, which should be read in conjunction with the National Grid Company plc ("the Company") section of the ESPS booklet, notifies you of your entitlement to additional benefits to those provided by the ESPS. The additions are as follows:

1. Your Normal Pension Age is age 60.

2. Your pension will accrue at a rate of 1/30th of your Pensionable Salary for each year of Pensionable Service from 1st September 2001 (complete days will count) or such higher amount as may be advised by the Actuary to the Scheme, subject to pension payable, including any retained benefits, not exceeding Inland Revenue limits (but see 12 below). You will be able to exchange part of your pension for a tax free lump sum up to the maximum permitted by the Inland Revenue. The provisions of paragraph 12 of this Schedule shall apply in respect of any pension benefits which cannot be provided under the ESPS due to Inland Revenue limits.

3. (a) You may retire WITH the consent of the Companies at any time on or after your 55th birthday and receive an immediate pension. Under these circumstances, the immediate unreduced pension will be based on your Pensionable Service and your Pensionable Salary at the date of termination.

   (b) You may retire WITHOUT the consent of the Companies at any time on or after your 55th birthday and receive an immediate pension. Under these circumstances, the immediate pension will be based on your Pensionable Service and your Pensionable Salary at the date of termination, and will be reduced for early payment by an amount determined by the Remuneration Committee on the advice of the Actuary, having regard to the actuarial factors prevailing at that time within the ESPS.


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4.  Should your employment be terminated as a result of redundancy, and the termination is with the consent of the Companies, you will be entitled to the greater of:

    (a) the severance terms of The National Grid Group, as amended from time to time, which currently include payment of a pension under standard ESPS terms only, (i.e. not a pension based on the enhanced accrual rate set out in this summary) at age 50, or immediately if aged over 50, or;

    (b) a deferred pension (and lump sum) payable at your request from age 50, or such later date as you may choose but no later than 60. The pension (and lump sum) will be calculated on your Pensionable Service and your Pensionable Salary at the date of termination. Should such a termination occur after your 50th birthday you will be entitled to an immediate unreduced pension (and lump sum) calculated on your Pensionable Service and your Pensionable Salary at the date of termination.

5. In the event that it is agreed with the Companies that you should continue in service beyond age 60, there will be an appropriate adjustment to your benefits. The exact terms of the adjustment will be determined by the Companies and notified to you, upon advice received from the Actuary, when you reach age 60.

6. On death in service before the Normal Pension Age a lump sum is available for your beneficiaries equal to four times your annual rate of basic salary at death, plus the total amount of contributions with interest paid by you into the National Grid Company plc Section of the ESPS.

7. The pension payable to a spouse on death in service before Normal Pension Age is calculated as 2/3 of the pension you would have received at Normal Pension Age based on your Pensionable Salary at death.

8. The pension payable to a spouse on death after retirement is calculated as 2/3 of your pension. The calculation will assume you chose to exchange no pension for cash at retirement and will be increased at the same rate as your pension has increased between retirement and death.

9. In the event of a transfer in of accrued pension benefits from another pension provider, any Back Service Credit will be calculated on standard ESPS benefits.

10. Your contributions will be normally be 6% of your Salary. However, this may be reduced from time to time based on actuarial advice. In this respect, you will benefit from a reduction in your contribution to 3% of your salary until March 2002 or such later time as notified.

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11.  In this schedule "Salary" means the annual amount of salary payable by the
     Companies as stipulated in your Agreement as increased from time to time but excluding any bonus, allowance or emoluments in kind appertaining to your employment, unless otherwise determined by the Companies.

     "Pensionable Salary" means the greater of

     (a) the Salary paid or payable in the highest paid year in the last five years of Pensionable Service, or if Pensionable Service is for a shorter period than five years in respect of such shorter period, or;

     (b) the average annual Salary paid in the three highest paid consecutive years in the last ten of Pensionable Service, or if your Pensionable Service is for a shorter period, in respect to such shorter period.

     Where a year other than the last one is used, such Salary to be increased in line with RPI.

     "Pensionable Service" means service whilst a contributing member of the ESPS. It is calculated in complete years but with each day completed in excess of a complete year calculated as 1/365 of a year and may include a Back Service Credit or Added year.

12. You should note that the Inland Revenue have placed a restriction (the "earnings cap") on the amount of pay on which benefits may be calculated in an approved arrangement (L95,400 for the 2001/2002 Tax Year). Your pension at Normal Pension Age will be augmented under the National Grid Company plc Section of the ESPS, if necessary, up to the maximum allowable at that date. If your full pension promise, as set out in paragraph 2 of this Schedule, cannot be met from the National Grid Company plc Section of the ESPS, you will be provided with additional benefits of equivalent value under a separate agreement. For the avoidance of doubt, if your Pensionable Service is terminated (for any reason) prior to your Normal Pension Age you will be entitled at Normal Pension Age to pension benefits which give effect to your full pension promise as set out in paragraph 2 of this Schedule, but only in respect of your Pensionable Service up to the date of termination of your Pensionable Service, and this will apply mutatis mutandis to the provisions of paragraphs 3 and 4(b). With the exception of the earnings cap restriction, all other limits imposed by the Inland Revenue on approved arrangements will apply to the benefits referred to in this summary.

13.  In all other respects the provisions of ESPS will apply to you.

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